Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Wednesday, 24 April 2024

AGM ADDRESS BY CHAIR RICHARD GOYDER AND CEO MEG O’NEILL

In accordance with the Listing Rules, please see attached announcement relating to the above, for release to the market.

Contacts:
INVESTORS	MEDIA

Marcela Louzada	Christine Forster
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward looking statements

Disclaimer and important notice

This announcement may contain forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition which reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward- looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions.

Forward-looking statements are not guarantees of future performance and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Details of the key risks relating to Woodside and its business can be found in the “Risk” sections of Woodside’s most recent Annual Report released to the Australian Securities Exchange, Woodside’s Climate Transition Action Plan and 2023 Progress Report, and in Woodside’s filings with the U.S. Securities and Exchange Commission, including Woodside’s Annual Report on Form 20-F. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

Woodside Energy Group Ltd

2024 Annual General Meeting

Wednesday, 24 April 2024

Chair Richard Goyder

Good morning everyone, and welcome to Woodside’s 2024 Annual General Meeting. I’m Richard Goyder, Woodside’s Chair, and on behalf of our company I’d like to thank everyone attending, whether in person or online.

We sincerely appreciate your interest in our business.

If you’re here in the room, please familiarise yourself with the evacuation procedures on the screen, which would apply in the event of an emergency.

I am informed that a quorum is present and formally declare the meeting open.

Today is a historic day for Woodside. It is our 70th AGM, and almost the 30th since we moved our company headquarters to Perth in 1996.

Our history here is proud, but it is very short when compared to the many thousands of years the Whadjuk people of the Noongar nation have lived here and cared for this country. I would like to thank them for this enduring contribution and I pay my respects to their Elders past and present.

I also recognise the many traditional custodians of the areas where Woodside operates, in particular, the Ngarda-Ngarli people as the collective custodians of Murujuga, where we have worked for more than 40 years.

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Australia remains on a journey towards reconciliation and at Woodside our support for this vital goal is unwavering.

Today’s event is a valuable opportunity for our Board and company leadership to hear directly from our shareholders, so I ask that you keep questions brief and avoid repeating issues that have already been covered. Could you please ask no more than two questions at a time to give as many shareholders as possible an opportunity to be heard. I remind shareholders that questions must relate to the item of business under consideration, and as in previous years, no speeches, please.

There will be an opportunity for questions during formal business, so if you’re a shareholder joining online please start submitting any questions now. You can do this using the same platform you’re watching the webcast on.

There are instructions on the slide and I’ll run through them now: To submit a question, you need to tap the messaging tab, type your question in the chat box at the top of the screen and hit send. Confirmation your message has been received will then appear.

Shareholders who wish to ask questions from the floor will need to register the questions at the question registration desk at the back of the meeting room. You will then be called to ask your question at the microphone stand at the back of the room at the appropriate time. This year we have two microphone stands for shareholders to use to ask questions. This makes it easier for shareholders participating online as well as me and Meg to see you and hear your question.

If you have not already registered a question you wish to ask, please go to the question registration desk now and give your name and a brief description of your question. You may return to the question registration desk at any time during the meeting to register further questions.

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If you have any mobility issues, please raise your hand for assistance with your question registration. Staff will then bring a microphone to you for you to ask your question from your seat at the appropriate time.

The process for submitting audio questions online is on the right-hand side of the slide. To do so you must first click on the ‘Request to speak’ button at the bottom of the broadcast window, enter the requested details, click ‘Submit Request’, and follow the audio prompts to connect. You will continue to hear the meeting while you wait to ask your question.

I’m joined on stage this morning by our Chief Executive Officer and Managing Director, Meg O’Neill, and Company Secretary, Warren Baillie. Also here with us in Perth are directors Larry Archibald, Ashok Belani, Arnaud Breuillac, Frank Cooper, Swee Chen Goh, Angela Minas, Ian Macfarlane, Ann Pickard and Ben Wyatt.

In January, Frank Cooper and Gene Tilbrook announced they would be retiring as Directors of Woodside. Gene stepped down from his position in February and Frank will do so at the end of today’s meeting, at which time Ben Wyatt will take over as the Chair of Woodside’s Audit & Risk Committee. I would like to thank Frank and Gene for their exceptional service to the Board, and the contributions they have made to Woodside’s success.

I would also like to warmly welcome Ashok to the Board, following his appointment in January. Ashok brings extensive experience in new energy, technology and petroleum sector decarbonisation. He will stand for election as a non-executive Director at today’s meeting.

Nick Henry and Anthony Hodge, representing our auditors PricewaterhouseCoopers, are also present today.

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Our Executive Leadership Team along with the Board, will be available after the meeting to catch up with our shareholders attending in person over light refreshments.

Voting today will be conducted by poll. Each shareholder present in person or by proxy has one vote for every ordinary share owned. Lisa Ahwan, from the company’s share registry Computershare, has agreed to act as Returning Officer for the poll. I will open the poll now for voting on all items of business, so that shareholders who aren’t able to stay for the full meeting can still cast their votes on all items of business.

For shareholders attending in person, we are using electronic keypads instead of paper poll cards. This means we will be able to share the provisional voting results with you towards the end of the meeting. Instructions for using the handsets and submitting your votes on each item are now on the screen, please take a moment to familiarise yourselves with these.

At the time of registration, shareholders who are eligible to vote would have been given a white plastic smartcard and a handset. Proxy holders would also have been given a handset and a summary of their voting instructions. Following the discussion on items of business, I will prompt those shareholders who are physically present today to vote on those items and, at that time, your handset will activate and voting instructions will appear on your screen.

If you require assistance now or during the voting, please simply raise your hand and someone from the Computershare team will assist you. For shareholders requiring assistance online, please follow the instructions on the online platform to access assistance on voting.

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Voting will remain open during the discussion of the items of business. I will let you know when the poll is about to close. Shortly after the close of the poll, the provisional poll results will appear on the screen behind me. The final results of the poll will be announced after the meeting to the Australian Securities Exchange and will also be available on Woodside’s website.

I am holding open proxies in my capacity as Chair of the meeting and I will vote all available proxies in favour of each resolution.

Please remember we report our results in US dollars, and any reference to dollars this morning will be in US currency unless stated otherwise.

During today’s meeting, we may also make forward-looking statements about our business and operations. Investors are cautioned not to place undue reliance on any forward-looking statements. Please refer to the cautionary statement and disclaimer wording included in our ASX announcement released earlier today and our annual report and other filings with the ASX, LSE and SEC.

As the opening video highlighted, Woodside is marking several milestones this year: Our company was founded in the small Victorian town of Woodside in 1954 and we are celebrating our 70th birthday. We are also marking 40 years of providing energy to local homes and businesses in Western Australia from the North West Shelf, and it is 35 years since our first LNG ship departed for Tokyo Bay, marking the birth of the LNG industry in Australia. Reflecting on this long history of achievement, I feel privileged to be Chair of this great Australian company and tremendously proud of the value we continue to return to our shareholders and indeed all our stakeholders, our employees, suppliers and the communities in which we operate.

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Before I reflect on our performance in 2023, I’d like to state very clearly that we are committed to conducting our business sustainably. This means responding to climate change. And it means ensuring everyone who works at Woodside goes home safely. Sadly, our safety performance, including the tragic death of a colleague at the North Rankin Complex, meant we did not achieve this in 2023. Please be assured that we are steadfast in our commitment to learning from this incident. There is nothing more important to us in 2024 than improving safety.

Looking at our broader performance, 2023 further established Woodside as a global energy supplier. We delivered record production from our expanded portfolio and achieved excellent LNG reliability. Amid normalised oil and gas prices coming off 2022’s record highs we recorded an annual net profit after tax of US $1.7 billion and an underlying net profit after tax of US $3.3 billion. Based on this, the Board determined a fully-franked final dividend of 60 US cents per share, resulting in a total full-year dividend of 140 US cents per share fully-franked.

We are committed to returning value to our shareholders, as well as the communities we operate in and in 2023, Woodside paid a record A$5 billion to the Australian Government in tax and royalty payments.

We are delivering these strong returns while also laying the foundations for future growth. Meg will give more detailed updates on our major growth projects which are progressing well. We expect first oil from Sangomar in mid-2024 and Scarborough is targeting first LNG cargo in 2026. We also took a final investment decision in June last year to develop the large, high-quality, Trion resource in Mexico.

We are aiming to reduce our net equity Scope 1 and 2 greenhouse gas emissions 15% by 2025 and 30% by 2030. This is compared to our 2016 to 2020 gross emissions, with certain adjustments and we are on track to meet these goals. We have also launched our Climate Transition Action Plan and announced a new, complementary, Scope 3 emissions abatement target. For the Board and executive leadership of Woodside, we view our response to climate change not only as a responsibility, but a great opportunity. Our strategy is to thrive through the energy transition, for the benefit of our shareholders, our employees, our communities and the environment.

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I would like to thank our shareholders, for investing and placing trust in Woodside. In particular, may I thank those who have engaged with us on our climate plans. I believe that all plans and ideas are improved when they are subject to scrutiny and constructive feedback, and this has been the case for Woodside over the past 12 months. In 2023 I held 43 meetings on climate change with investors and our investor relations team held 70, and since the beginning of this year I have held more than 40 meetings. We will continue to engage our shareholders on this important topic and take action accordingly.

I also recognise that Directors of public companies are under increasing investor, media and stakeholder scrutiny for the responsibilities they discharge on behalf of shareholders.

This has certainly been my experience in recent times, but I can assure you that I have never been more energised and excited to serve as Chair of Woodside. The complexities of chairing an energy company as the world strives to decarbonise are many, but I firmly believe that Woodside’s track record during my time as Chair – delivering strong operational and financial performance, laying the foundations for future growth, while continuing to return value to shareholders – speaks to the quality of our company’s current leadership and strategy.

On this note I would like to thank the Board, the Woodside team, and particularly our Chief Executive Officer, Meg O’Neill, for their work this year. Meg is inclusive, capable and highly intelligent. She is the right leader to seize the opportunities the energy transition brings and work through its challenges.

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In closing, I’d like to share a reflection about this being Woodside’s 70th AGM. What would our first chair, Percival McKenzie, make of the company Woodside is today? I can’t imagine that in 1954 he could ever have conceived we would have thousands of employees working in offices and at operations around the world, or how great our contribution to supplying energy to households and businesses at home and abroad would be, but I believe he would be proud that we have maintained the enterprising Australian spirit of innovation and determination that saw Woodside established all those years ago.

It is a legacy we intend to build on for many decades to come.

I’ll now hand over to Meg.

Thank you.

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CEO and Managing Director Meg O’Neill

Thank you, Richard and thank you to everyone attending in person and on-line. It is a great privilege to lead Woodside during this transformative period for our company.

I am proud to report that we continue to invest and create value on your behalf while delivering reliable energy to homes and businesses here in Australia and overseas.

However, when I look back on 2023 I will always think of our colleague who lost his life while working at our North Rankin Complex. His death continues to affect many of us, and I again offer my deepest condolences to his family and friends. Safety is our number one priority at Woodside and we must improve. We have commissioned an external review of our safety systems and this will guide our efforts to improve safety performance.

Our strategy is to thrive through the energy transition. The heart of this strategy recognises that the world must respond to the challenge of climate change by changing our energy system – and we intend to be part of the solution. It is underpinned by three priorities: providing energy the world needs today and into the future, creating and returning value, and conducting our business sustainably – and we are delivering on all three.

As Richard highlighted, in 2023 we achieved record full-year production of more than 187 million barrels of oil equivalent. This record demonstrates a clear benefit of our merger with BHP’s petroleum business, with production now more than double pre-merger levels.

Our outstanding result of 98% LNG reliability for our operated LNG plants at Pluto and North West Shelf contributed to this record overall production and was achieved while successfully delivering planned turnarounds.

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Operating revenue for 2023 was $14 billion, leading to an annual reported net profit after tax of $1.7 billion and an underlying net profit after tax of $3.3 billion. With a full-year dividend value of 140 cents per share we returned more than $2.6 billion to shareholders, which was 80% of our underlying Net Profit After Tax. I am tremendously proud that we have delivered value of this magnitude amid inflationary pressures and lower oil and gas prices, relative to 2022.

We remain on track to meet our target of reducing our net equity Scope 1 and 2 emissions 15 per cent below our starting base by 2025. In 2023 we reduced our net equity emissions to 12.5 % below our starting base. We achieved this by designing and operating out emissions and using carbon credits as offsets. We aspire to achieve net zero equity Scope 1 and 2 emissions by 2050 or sooner. And we have now completed asset decarbonisation planning, identifying a potential pathway to achieving this goal, with a clear emphasis on design-out and operate-out solutions.

A great example of this work is the modifications we have made to receive power from the proposed Woodside Solar project. In 2021, we set a Scope 3 investment target aiming to invest $5 billion in new energy products and lower carbon services by 2030. At the end of 2023, we had cumulatively spent more than $335 million towards this target, meaning expenditure was up 135% compared to the year before.

In February, we announced a new, complementary Scope 3 target to track the potential impact of our new energy products and lower carbon services in helping customers reduce their emissions. The new emissions abatement target is to take final investment decisions on new energy opportunities by 2030, with total abatement capacity of five million tonnes per annum of CO2 equivalent.

In 2023 we bedded down our transition to a larger, more global energy company, following the merger with BHP’s petroleum business. We are now working as one team across multiple locations, with additional operating assets in the Gulf of Mexico and Trinidad & Tobago. And we have a range of new energy opportunities in the United States, complementing our portfolio in the Asia-Pacific.

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We are also making good progress on our key growth projects Sangomar, Scarborough and Trion. Sangomar, off Senegal, was 96% complete at the end of the first quarter, with 19 of 23 wells drilled and completed. The floating production storage and offloading facility has safely arrived in the waters off Senegal. We are targeting first oil by the middle of this year.

By the end of Q1, our Scarborough Energy Project was more than 62% complete and on track for first LNG cargo in 2026. A Scarborough milestone was marked during the quarter with the arrival on site of the first modules for Pluto Train 2 and at the end of the quarter, 13 modules were in place. If you visit Karratha, which I do often, you’ll see site works at Pluto Train 2 are well progressed. Key environmental approvals were accepted in late 2023 and following this our seismic program was successfully completed. Offshore works including trunkline installation and drilling of the wells have also commenced.

These milestones could not have been achieved without meaningful engagements, and support from First Nations groups, which have been occurring since 2018.

Another key 2023 achievement was our sale and purchase agreement with LNG Japan, for the sale of a 10% equity interest in the Scarborough Joint Venture. I’m pleased to report the transaction is now complete. In February this year we also signed a sale and purchase agreement with JERA for a 15.1% equity interest in the Scarborough Joint Venture. The LNG Japan and JERA deals are strong evidence of market confidence in Scarborough. In addition, we are in discussions with both companies for the sale of LNG. The equity agreements and the LNG supply discussions underline the long-term value our co-venturers see in the asset, as well as LNG’s place in a decarbonising world.

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Our third major project is Trion in the Gulf of Mexico. We took a final investment decision on Trion last year and the project is targeting first oil in 2028. Engineering, procurement, and contracting activities for Trion are progressing, including the award of the subsea marine installation contract.

In 2023 we took steps to further increase our capacity to supply our customers in line with forecasted ongoing global demand for LNG during the energy transition. We signed an offtake deal with Mexico Pacific, subject to the company taking a final investment decision on the proposed third train at the Saguaro Energia LNG Project. This strengthens our position as a portfolio player, supplying our own LNG, as well as third party volumes, to our customers.

In our new energy portfolio, we took a final investment decision on the Hydrogen Refueller @H2Perth. The refueller is a hydrogen production, storage and refuelling station. This project is targeting supply of hydrogen to West Australian domestic trucking customers in 2025. It is modest in scale but is intended to stimulate demand and demonstrate capability.

Progress is also being made on our proposed H2OK hydrogen project in Oklahoma as well as the proposed Woodside Solar project near Karratha. We also continue to advance several carbon capture and storage opportunities, including the proposed Angel CCS opportunity. Angel’s foundation project could abate up to five million tonnes per annum of CO2 equivalent.

As Woodside’s global presence increases, our sustainability performance becomes ever more important. In 2023 we updated our Sustainability Strategy, further embedding sustainability performance into everything we do.

We are committed to supporting community development and investments that are important to our host communities. In 2023 we invested A$33.3 million globally in strategic partnerships, philanthropic programs, employee volunteering, and mandatory contributions. We strive to maintain real and meaningful partnerships in the communities where we operate and make them better places to live.

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We are proud of the role our LNG is playing in supporting decarbonisation and economic growth in Asia. When used to generate electricity, gas typically produces half the life cycle emissions of coal. LNG is one of Australia’s most important commodity exports to key trading partners in our region.

But we are also immensely proud of the contribution we have made to providing safe and reliable energy to homes and businesses here in Western Australia since the first North Rankin gas arrived onshore in 1984. In 2023, Woodside’s WA assets produced 76 petajoules of domestic gas, representing approximately 19% of the State’s domestic gas supply.

As part of our ongoing and steadfast commitment to WA, earlier this month we began marketing extra gas to the local market. In total we will make roughly 32 petajoules of additional gas available to the WA market by the end of next year.

On the east coast of Australia, 100 per cent of our gas, which comes from the Bass Strait Project, operated by Esso Australia, goes to the domestic market. And I am pleased to report Woodside Bass Strait has initiated an expression of interest process for 50 petajoules of gas across 2025 and 2026.

We aim to keep building on our record of reliable domestic gas supply, as we work to deliver the projects needed for ongoing energy security and economic prosperity through the energy transition.

Before I close, I want to speak plainly about climate change. There are many views on how our industry should address this urgent challenge. Recently we’ve seen some of our global peers walk back from climate goals they now realise were too ambitious amid the uncertainty of the energy transition.

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At Woodside, we are determined to play our role in addressing climate change. But we won’t make promises that we can’t deliver. So I give you our commitment that we will set goals and make decisions informed by the available science, in line with our capital allocation framework, and with our commitment to energy security front of mind.

We will also keep listening and responding to you, our investors, as we continue to develop our strategy to thrive through the energy transition. I would like to thank all shareholders for the trust you continue to place in Woodside.

May I echo Richard’s thanks to Gene Tilbrook and Frank Cooper for their wise counsel and wonderful service to the Woodside Board.

I’d also like to thank the Woodside team. Our people are skilled, diverse and values-driven, and they are working hard to deliver our strategy. I am extremely proud to be leading them, in this, our 70th year.

Safe, reliable and affordable energy transforms lives.

We must keep this front of mind as we work to contribute to a stable energy transition.

Thank you.

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